SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Equinox Funds Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

1660 Lincoln Street, Suite 100

Denver, CO 80264

TELEPHONE NUMBER:

(303) 837-0600

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Denver State of Colorado on this 5th day of August, 2010.

ATTEST:	EQUINOX FUND TRUST

/s/Philip Liu	/s/ Robert Enck
By: Philip Liu, G.C.	By: Robert Enck, President